SOL Strategies Provides Update on SOL Purchases

Toronto, Ontario--(Newsfile Corp. - May 29, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced additional strategic purchases of SOL as part of its ongoing growth initiatives.

Strategic Asset Transactions

SOL Strategies, Inc. acquired 26,478.37 SOL for US$4,700,000 on May 26, 2025, reflecting an average purchase price of USD $177.50 per SOL.

In addition, the Company sold its remaining Bitcoin holdings of 3.21051734 BTC at an average price of US$103,251.05, generating proceeds of US$331,489.29.

These transactions align with the Company's focused strategy of concentrating its digital asset holdings in SOL to support its validator operations and long-term investment approach in the Solana ecosystem.

Upcoming Financial Results

As previously announced, SOL Strategies will release its financial results for the second quarter ending March 31, 2025 on Friday, May 30, 2025, followed by a webcast and conference call on Monday, June 2, 2025 at 4:30 PM EST. Investors and stakeholders are encouraged to participate in the call to learn more about the Company's recent milestones and growth outlook.

Conference Call Details:

  Date: Monday, June 2, 2025, at 4:30 PM EST
  Live Call: (800) 245-3047 (U.S.) or (203) 518-9765 (International)
  Conference ID: SOLQ225
  Webcast Link:
  https://event.on24.com/wcc/r/4950255/BFBCE094E7089059DF9190FE5FD69DC4

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Media Contact:

solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the CSE nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's strategic asset rebalancing, focused SOL strategy, validator operations and long-term investment approach, and upcoming financial results and earnings call. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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https://www.newsfilecorp.com/release/253734